File No. 70-8879


                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                              AMENDMENT NO. 4
                                    TO
                                 FORM U-1

                 APPLICATION-DECLARATION WITH RESPECT TO
                     THE FORMATION OF A JOINT VENTURE

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          EUA COGENEX CORPORATION
                         EUA COGENEX-CANADA, INC.
                P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

                 (Name of companies filing this statement
                and address of principal executive offices)

                       EASTERN UTILITIES ASSOCIATES

            (Name of top registered holding company parents of
                         applicants or declarants)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

                 (Name and address of agents for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                             Boston, MA  02109


ITEM 5.   PROCEDURE.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) In order to be in a position to carry out the proposed transactions at the most advantageous time, the Applicants request that the Commission issue its order hereon on the earliest practical date.

     (b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.

     (c) The Applicants propose that the JV ESCO file reports with the Commission pursuant to Rule 24 on a quarterly basis, beginning the first calendar quarter after this application-declaration is granted and permitted to become effective, on the following schedule: The quarterly report for the first calendar quarter of each year will be filed on or before August 15 of such year; the quarterly report for the second calendar quarter of each year will be filed on or before November 15 of such year; the quarterly report for the third calendar quarter of each year will be filed on or before February 15 of the immediately succeeding calendar year; and the quarterly report for the final calendar quarter of each year will be filed on or before May 1 of the immediately succeeding calendar year. Each such quarterly report will include the JV ESCO's consolidated balance sheets, statements of income and statements of cash flows. In addition, the JV ESCO shall file annual reports with the Commission along with the final quarter report. Such report will be filed on the modified form U-13-60 and shall include:

          A statement of estimated kilowatts saved during the past year and cumulatively through demand-side management projects and according to the utility sponsor (utilities which sponsor programs on behalf of their customers).

          A schedule of terminated and/or cancelled contracts, their value, the amount of loss to the JV ESCO, and the reasons for the termination.

          A schedule of actual accounts receivable written off the books of the JV ESCO (i.e., bad debt expense).

          An aging of accounts receivable for account 143 - Accounts Receivable and account 146 - Accounts Receivable from Associate Companies.

          A schedule of any projects over $100,000 broken down by demand-side management and energy management services, including the investment and, based on the contract, the estimated future total project value (net realizable value).




                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned duly authorized individuals.

                              EUA COGENEX CORPORATION

                              EUA COGENEX-CANADA, INC.


                              By:  /s/Edward T. Liston
                                   Edward T. Liston
                                   Their President

Dated: July 15, 1997